____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-195376) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer S.A.

Condensed Consolidated Interim Financial Statements

at June 30, 2016

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

We have reviewed the condensed consolidated statement of financial position of Embraer S.A. and subsidiaries as of June 30, 2016, the related condensed consolidated statements of income and comprehensive income, for the three-month and six-month periods ended June 30, 2016 and 2015, and the related condensed consolidated statements of shareholders’ equity and cash flows for the six-month periods ended June 30, 2016 and 2015. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Embraer S.A. and subsidiaries as of December 31, 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 28, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

São José dos Campos - Brazil

August 17, 2016

/s/ KPMG Auditores Independentes

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2016 and December 31, 2015

(In millions of U.S. dollars)

ASSETS	Note	06.30.2016	12.31.2015
CURRENT		(Unaudited)
Cash and cash equivalents	3	1,223.2	2,165.5
Financial investments	4	1,072.2	622.6
Trade accounts receivable, net		823.8	781.9
Derivative financial instruments	5	28.9	5.2
Customer and commercial financing		9.6	10.8
Collateralized accounts receivable		123.4	91.4
Inventories	6	2,719.6	2,314.6
Income tax and social contribution		182.8	130.2
Other assets		387.7	289.4
		6,571.2	6,411.6

NON-CURRENT
Financial investments	4	760.6	749.6
Trade accounts receivable		0.3	1.5
Derivative financial instruments	5	1.6	9.2
Customer and commercial financing		31.4	45.4
Collateralized accounts receivable		247.5	316.6
Guarantee deposits		584.0	577.3
Deferred income tax and social contribution	12	4.5	4.5
Other assets		153.6	119.8
		1,783.5	1,823.9
Investments		2.9	1.2
Property, plant and equipment, net		2,081.1	2,027.4
Intangible assets, net	10	1,498.2	1,405.4
		5,365.7	5,257.9

TOTAL ASSETS		11,936.9	11,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Financial Position

as of June 30, 2016 and December 31, 2015

(In millions of U.S. dollars)

LIABILITIES	Note	06.30.2016	12.31.2015
CURRENT		(Unaudited)
Trade accounts payable		1,068.2	1,034.9
Loans and financing	11	466.3	219.4
Non-recourse and recourse debt		17.3	10.1
Other payables		355.0	291.1
Advances from customers		779.0	743.8
Derivative financial instruments	5	3.1	12.3
Taxes and payroll charges payable		42.0	70.8
Income tax and social contribution		173.3	118.1
Financial guarantee and residual value	13	78.1	161.5
Dividends payable		9.7	2.7
Unearned income		310.1	320.0
Provisions	14.1	298.8	95.7
		3,600.9	3,080.4

NON-CURRENT
Loans and financing	11	3,203.0	3,311.1
Non-recourse and recourse debt		368.8	374.7
Other payables		13.5	39.6
Advances from customers		177.1	164.1
Taxes and payroll charges payable		103.8	80.6
Deferred income tax and social contribution	12	252.7	417.3
Financial guarantee and residual value	13	161.0	131.6
Unearned income		114.9	117.5
Provisions	14.1	122.4	108.9
		4,517.2	4,745.4
TOTAL LIABILITIES		8,118.1	7,825.8

SHAREHOLDERS' EQUITY
Capital	16.1	1,438.0	1,438.0
Treasury shares	16.3	(48.3)	(38.4)
Revenue reserves		2,450.4	2,456.3
Share-based remuneration		36.1	35.4
Accumulated other comprehensive loss		(133.1)	(149.5)
Retained losses		(18.1)	-
		3,725.0	3,741.8
Non-controlling interest		93.8	101.9
TOTAL SHAREHOLDERS' EQUITY		3,818.8	3,843.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,936.9	11,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Quarter and Year to date on June 30, 2016 and 2015

(In millions of U.S. dollars, except weighted average number of shares and earnings (losses) per share)

		Quarter	YTD	Quarter	YTD
	Note	06.30.2016	06.30.2016	06.30.2015	06.30.2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE		1,366.4	2,675.4	1,513.2	2,569.1
Cost of sales and services		(1,082.7)	(2,130.3)	(1,226.5)	(2,032.1)
GROSS PROFIT		283.7	545.1	286.7	537.0

Operating Income (expense)
Administrative		(48.2)	(87.2)	(46.6)	(89.8)
Selling		(99.0)	(200.5)	(100.2)	(186.3)
Research		(10.3)	(16.9)	(10.8)	(18.2)
Other operating income (expense), net		(253.6)	(282.1)	(27.0)	(60.9)
Equity in income (losses) of associates		-	(0.1)	0.1	-
OPERATING PROFIT BEFORE FINANCIAL INCOME		(127.4)	(41.7)	102.2	181.8

Financial income (expense), net		4.8	4.5	0.6	(14.6)
Foreign exchange gain (loss) , net		5.1	(6.4)	49.6	44.3
PROFIT (LOSS) BEFORE TAXES ON INCOME		(117.5)	(43.6)	152.4	211.5

Income tax expense	12.2	16.0	48.1	(21.3)	(139.3)
NET INCOME (LOSS) FOR THE PERIOD		(101.5)	4.5	131.1	72.2
Atributable to :
Owners of Embraer		(99.3)	4.5	129.3	67.6
Noncontrolling interest		(2.2)	-	1.8	4.6

Weighted average number of shares (in thousands)
Basic	18	729,848	729,848	728,873	728,873
Diluted	18	731,569	732,282	732,089	732,268

Earnings per share-basic in US$	18	(0.1361)	0.0062	0.1774	0.0927
Earnings per share-diluted in US$	18	(0.1358)	0.0062	0.1766	0.0924

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Quarter and Year to date on June 30, 2016 and 2015

 (In millions of U.S. dollars)

	Quarter	YTD	Quarter	YTD
	06.30.2016	06.30.2016	06.30.2015	06.30.2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NET INCOME (LOSS) FOR THE PERIOD	(101.5)	4.5	131.1	72.2
ITEMS THAT ARE OR MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT AND LOSS
Translation adjustments	(2.1)	9.4	9.9	(19.0)
Financial instruments	(1.2)	(1.1)	-	0.1
OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	(3.3)	8.3	9.9	(18.9)

TOTAL OF COMPREHENSIVE INCOME (LOSS)	(104.8)	12.8	141.0	53.3

Attributable to:
Owners of Embraer	(102.1)	20.9	136.9	49.5
Non-controlling interest	(2.7)	(8.1)	4.1	3.8
	(104.8)	12.8	141.0	53.3
(i) items presented above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Shareholders' Equity

Six-month periods ended June 30, 2016 and 2015

(In millions of U.S. dollars)

									Accumulated other

				Revenue reserves					comprehensive (loss)

	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders' equity
AT DECEMBER 31, 2014	1,438.0	(60.1)	33.1	40.7	180.3	-	2,208.5	-	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8
Net income for the period	-	-	-	-	-	-	-	67.6	-	-	-	-	67.6	4.6	72.2
Translation adjustments	-	-	-	-	-	-	-	-	-	-	(18.2)	-	(18.2)	(0.8)	(19.0)
Financial instruments available for sale	-	-	-	-	-	-	-	-	-	-	-	0.1	0.1	-	0.1
Total comprehensive income	-	-	-	-	-	-	-	67.6	-	-	(18.2)	0.1	49.5	3.8	53.3
Share-based remuneration	-	-	1.3	-	-	-	-	-	-	-	-	-	1.3	-	1.3
Stock options grants exercised	-	11.8	-	-	-	-	-	(7.7)	-	-	-	-	4.1	-	4.1
Allocation of profits:
Investment in subsidy	-	-	-	0.6	-	-	-	(0.6)	-	-	-	-	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(18.7)	-	-	-	-	(18.7)	-	(18.7)
AT DE JUNE 30, 2015 (UNAUDITED)	1,438.0	(48.3)	34.4	41.3	180.3	-	2,208.5	40.6	(4.2)	(44.9)	(43.9)	(0.8)	3,801.0	103.8	3,904.8

AT DECEMBER 31, 2015	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	-	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7
Net income for the period	-	-	-	-	-	-	-	4.5	-	-	-	-	4.5	-	4.5
Translation adjustments	-	-	-	-	-	-	-	-	-	-	17.5	-	17.5	(8.1)	9.4
Financial instruments	-	-	-	-	-	-	-	-	-	-	-	(1.1)	(1.1)	-	(1.1)
Total comprehensive income	-	-	-	-	-	-	-	4.5	-	-	17.5	(1.1)	20.9	(8.1)	12.8
Share-based remuneration	-	-	0.7	-	-	-	-	-	-	-	-	-	0.7	-	0.7
Stock options grants exercised	-	6.0	-	-	-	-	-	(4.5)	-	-	-	-	1.5	-	1.5
Acquisition of own shares	-	(15.9)	-	-	-	-	-	-	-	-	-	-	(15.9)	-	(15.9)
Allocation of profits:
Investment in subsidy	-	-	-	0.7	-	-	-	(0.7)	-	-	-	-	-	-	-
Interest on own capital	-	-	-	-	-	(6.6)	-	(17.4)	-	-	-	-	(24.0)	-	(24.0)
AT JUNE 30, 2016 (UNAUDITED)	1,438.0	(48.3)	36.1	42.3	183.4	-	2,224.7	(18.1)	(4.2)	(41.9)	(85.3)	(1.7)	3,725.0	93.8	3,818.8

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flows

Six-month periods ended June 30, 2016 and 2015

(In millions of U.S. dollars)

	Note	06.30.2016	06.30.2015
		(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income for the period		4.5	72.2
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation		87.0	84.7
Amortization	10	74.6	60.3
Provision for penalties	14.1	200.0	-
Contribution from suppliers	10	(16.6)	(13.5)
Allowance (reversal) for inventory obsolescence		4.6	10.0
Provision for adjustment to market value		62.3	5.0
Provision allowance for doubtful accounts		13.5	5.4
Gains (losses) on fixed assets disposal		4.6	-
Deferred income tax and social contribution	12.2	(162.1)	103.2
Accrued interest		1.7	4.2
Interest securities		(14.0)	-
Equity in the losses of associates		0.1	-
Share-based remuneration		0.7	1.3
Foreign exchange gain (loss), net		(2.3)	(39.9)
Residual value guarantee	13	6.0	1.5
Other		0.7	17.9

CHANGES IN ASSETS:
Financial investments		(323.9)	(34.4)
Derivative financial instruments		(25.3)	1.8
Collateralized accounts receivable and accounts receivable		(4.5)	(124.8)
Customer and commercial financing		15.2	11.9
Inventories		(413.9)	(239.9)
Other assets		(98.2)	(136.7)

CHANGES IN LIABILITIES:
Trade accounts payable		20.8	1.1
Non-recourse and recourse debt		1.3	(1.9)
Other payables		13.2	(20.6)
Contribution from suppliers		98.9	104.2
Advances from customers		(0.2)	26.6
Taxes and payroll charges payable		22.7	21.1
Financial guarantees		(60.1)	(14.2)
Other provisions		(20.0)	19.3
Unearned income		(12.6)	15.4
NET CASH USED IN OPERATING ACTIVITIES		(521.3)	(58.8)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(188.5)	(169.2)
Proceeds from sale of property, plant and equipment		0.1	37.5
Additions to intangible assets	10	(237.9)	(188.6)
Investments in associates		(1.3)	(0.2)
Proceeds from held to maturity securities		3.0	0.1
Loans		(15.9)	-
Dividends received		0.1	-
Restricted cash reserved for construction of assets		4.3	-
NET CASH USED IN INVESTING ACTIVITIES		(436.1)	(320.4)

FINANCING ACTIVITIES
Repayment of borrowings		(188.3)	(105.8)
Proceeds from borrowings		136.8	1,253.7
Dividends and interest on own capital		(15.9)	(44.3)
Proceeds from stock options exercised		1.5	4.1
Acquisition of own shares		(15.9)	-
NET CASH GENERATED (USED) IN FINANCING ACTIVITIES		(81.8)	1,107.7

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,039.2)	728.5
Effects of exchange rate changes on cash and cash equivalents		96.9	(94.7)
Cash and cash equivalents at the beginning of the period		2,165.5	1,713.0
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,223.2	2,346.8

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.             Operations

Embraer S.A. ("Embraer" or "the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)           To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

(ii)          To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

(iii)         To contribute to the training of technical personnel as necessary for the aerospace industry;

(iv)        To engage in and provide services for other technological, manufacturing and business activities in connection with the aerospace industry;

(v)         To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

(vi)        To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

2.            Presentation of the Financial Statements and Accounting Practices

2.1  Presentation and preparation of the financial statements

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at for the year ended 31 December, 2015 (“last annual financial statements”). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

2.1.1      Basis of preparation

These condensed consolidated interim financial statements have been prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company's accounting policies. These consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the condensed consolidated interim financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2015 (not included herein).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The actual results may differ from these estimates and assumptions.

The results of operations for the three and six-month period ended June 30, 2016 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2016.

2.1.2      Consolidation

The condensed consolidated interim financial statements include the balances of the June 30, 2016 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company has control,  exclusive investment funds (FIE) and participation investment funds for which (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. Joint operations are consolidated in proportion the investment.

All accounts and balances arising from transactions between consolidated entities are eliminated.

2.2  Summary of significant accounting policies

There were no significant changes in the Company's accounting policies from those disclosed in the financial statements of December 31, 2015.

3.            Cash and cash equivalents

	06.30.2016	12.31.2015
	(Unaudited)
Cash and banks	204.8	379.5
	204.8	379.5
Cash equivalents
Private securities (i)	583.6	565.8
Fixed deposits (ii)	434.8	919.3
Structured Notes (iii)	-	300.9
	1,018.4	1,786.0
	1,223.2	2,165.5

(i)         Investment in Bank Deposit Certificates – CDBs and Repurchase Agreements - REPO issued by Brazilian financial institutions, with original maturities of 90 days or less, for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.

(ii)        Fixed term deposits in US Dollars with original maturities of 90 days or less.

(iii)       Structured Note issued by an investment grade financial institution, maturing within 90 days from the issue date, subject to the credit risk of Brazilian government debt securities issued in Brazil.

4.            Financial investments

	06.30.2016 (Unaudited)			12.31.2015
	Assets measured at fair va lue through profit or loss	Held to maturity	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Private securities	690.9	-	690.9	393.2	-	-	393.2
Structured Notes (i)	-	715.1	715.1	-	702.9	-	702.9
Fixed Deposits	381.1	-	381.1	229.0	-	-	229.0
Investment funds	-	-	-	0.1	-	-	0.1
Public securities	-	-	-	-	0.1	-	0.1
Other	0.2	45.5	45.7	0.2	44.7	2.0	46.9
	1,072.2	760.6	1,832.8	622.5	747.7	2.0	1,372.2

Current portion	1,072.2	-	1,072.2	622.5	0.1	-	622.6
Non-current	-	760.6	760.6	-	747.6	2.0	749.6

(i)         Structured Note issued by an investment grade financial institution, according to the evaluation of management, subject to the credit risk of Brazilian government debt securities issued in Brazil.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The weighted average interest rates at June 30, 2016 for cash equivalents and financial investments in reais and in dollars were 14.60% p.a. and 1.96% p.a. (14.70% p.a. and 1.71% p.a. at December 31, 2015), respectively.

5.            Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of June 30, 2016, the Company had derivative financial instruments such as swap and option to purchase interest rate, swaps and currency put and call options and non-deliverable forwards (NDF).

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa and to exchange Euros for dollars or vice versa according to the need to protect the transactions according to the valuation of the Company. The fair value of these instruments is measured at the future flow, determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedges are contracted to protect highly probable cash flows denominated in reais related to salaries and health plan expenses against exchange rate variations. The financial instrument normally used by the Company for this type of transaction is the zero-cost collar, which consists of buying put options and selling call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined in accordance with the observable market pricing model (through market information providers) and widely used by market players to measure similar instruments. When the dollar closing rate of is between the put and call exercise values, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement according to the accrual period.

Non-deliverable forwards are contracted to protect the Company against the risk of fluctuations in exchange rates. The fair value is determined in accordance with the observable market pricing model.

As of June 30, 2016, the Company did not have any derivative contracts subject to margin calls.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Purpose	Risk	Counterparty	Settlement date	06.30.2016	12.31.2015
				(Unaudited)
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	2.5	13.2

Export financing (ii)	Interest rate	ItauBBA	2016	-	(0.3)
		Votorantim	2017	(0.3)	(1.3)
		Citibank	2016	-	(0.2)
		Santander	2016	-	(0.2)
		Societe Generale	2016	-	(0.2)
		Bradesco	2016	-	(0.2)

Acquisition of property, plant and equipment (iii)	Interest rate	Compass Bank	2024	(0.4)	(0.4)

Brazilian Real expenses (iv)	Exchange rate	ItauBBA	2016	7.2	0.6
		Votorantim	2016	4.0	0.2
		Citibank	2017	1.5	-

Export financing (v)	Interest rate	ItaúBBA	2016	(0.1)	(0.2)
		Bradesco	2018	3.1	(0.1)
		Votorantim	2017	(0.2)	(0.7)
		Bofa Merril Lynch	2018	4.8	-
		Santander	2019	3.1	(0.7)

Project Development (v)	Interest rate	ItaúBBA	2023	-	(0.6)
		Votorantim	2022	(0.2)	(1.2)
		Bofa Merril Lynch	2022	(0.1)	(1.2)
		Santander	2023	1.0	(2.4)
		HSBC	2022	(0.1)	(0.8)
		Societé Generale	2022	(0.1)	(0.6)
		Safra	2022	-	(0.3)
		Morgan Stanley	2023	2.3	(0.2)
		Bradesco	2022	0.5	-

Export financing (vi)	Exchange rate and interest rate	Santander	2017	(0.2)	-

Export financing (vii)	Exchange rate	Societé Generale	2016	(0.8)	(0.4)
		Citibank	2016	(0.1)	-

Options (viii)	Interest rate	Citibank	2022	-	0.3

				27.4	2.1

(i)            Derivative financial instruments (swaps), which converted the amount of R$ 48.9 million, equivalent to US$ 15.3 for recourse and non-recourse debt, from an average fixed interest rate of 8.40% p.a., into a floating rate equivalent to LIBOR 6 month + 1.26% p.a.;

(ii)           Derivative financial instruments (swaps) that converted an export modality debt of R$ 112.0 million, equivalent to US$ 34.9, from an average fixed interest rate of 8.00% p.a. to an average rate weighted floating rate equivalent to 68.35% p.a. of the CDI (Interbank Deposit Certificate);

(iii)          Derivative financial instruments (swaps), relating to a transaction of R$ 13.8 million, equivalent to US$ 4.3, which converted funding transactions subject to LIBOR  1 month + 2.44% p.a. floating interest rates to a fixed interest rate of 5.23% p.a.;

(iv)          Zero-cost collar derivative financial instruments, designated as cash flow hedges, of R$ 624.8 million, equivalent to US$ 182.7, through a purchase of a put option with an exercise price of R$ 3.4200 and sales of CALL with an average weighted exercise price of R$ 6.3445 for the year 2016 and the amount of R$ 150.1 millionn, equivalent to US$ 48.0 through purchase PUT with an exercise price of $ 3.40 and sales of CALL with exercise price of $ 4.40 for 2017;

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(v)           Derivative financial instruments (interest swaps), designated as hedge accounting of interest, of R$ 2,555.4 million, equivalent to US $ 796.1, of the Export and Project  Development debt lines, subject to a weighted average fixed interest rate of 6.12% p.a. to a weighted average floating rate equivalent to 43.93%.

(vi)          Derivative financial instruments on swap amounting to US$ 2.9, equivalent to R$ 9.9 million on the exchange dollar currency for real and fixed rate of 4.15% p.a for floating rate equivalent to 113.94% of the CDI (Interbank Deposit Certificate).

(vii)         Derivative financial instruments (non-deliverable forwards), amounting to US$ 59.7 equivalent to R$ 191.6 million, relating to dollar to Euro  and euro to dollar currency exchanges;

(viii)        Derivative financial instruments in the form of purchase (CALL) options, the underlying asset for which is the floating LIBOR 6 month interest rate. with exercise values from 2.80% p.a.

At June 30, 2016, the fair value of derivative financial instruments was presented in the Statement of Financial Position as follows:

	06.30.2016	12.31.2015
	(Unaudited)
Assets
Current portion	28.9	5.2
Non-current	1.6	9.2
Liabilities
Current portion	(3.1)	(12.3)
Total	27.4	2.1

6.            Inventories

	06.30.2016	12.31.2015
	(Unaudited)
Work-in-process	1,013.5	712.1
Raw materials	854.5	914.7
Spare parts	399.6	379.1
Finished goods (i)	243.9	159.7
Used aircraft available for sales (ii)	98.1	74.6
Inventory in transit	88.4	64.9
Held by third parties	84.6	72.8
Advances to suppliers	77.1	80.8
Consumption materials	47.0	42.5
Provision for adjustment to realizable value	(20.7)	(25.4)
Provision for obsolescence (iii)	(166.4)	(161.2)
	2,719.6	2,314.6
Current portion	2,719.6	2,314.6

(i)         The following aircraft were held in the finished products inventory:

•        At June 30, 2016: three EMBRAER 175, one EMBRAER 190, two Legacy 450, five Legacy 500, two Phenom 100, four Phenom 300, one Lineage, one Super Tucano and one Ipanema; and

•        At December 31, 2015: four Legacy 500, two Legacy 650, two Phenom 100, four Phenom 300, one Lineage and one Ipanema.

Of the total aircraft inventories at June 30, 2016, three EMBRAER 175 had been delivered by August 11, 2016.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)        The following used aircraft were held in inventory as available for sale:

•        At June 30, 2016: one EMBRAER 175, one Legacy 500, two Legacy 600, one Lineage, one Phenom 100, five Phenom 300 and one Ipanema; and

•        At December 31, 2015: one Legacy 600, two Legacy 650, three Phenom 100 and two Phenom 300.

(iii)       A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

7.            Interest in entities

(i)            Wholly owned subsidiaries and special purpose entities

Subsidiaries and structured entities that the Company directly or indirectly has control, as of June 30, 2016, which are disclosed in the consolidated financial statements as of December 31, 2015, are consolidated into the Embraer group.

There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of the wholly owned subsidiaries of the group.

There are inherent risks to the operations of these entities and the most significant are described below:

•         Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•         Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes;

•         Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations; and

•         Liquidity risk: financial inability to meet financial obligations.

(ii)           Subsidiaries with participation of non-controlling shareholders

Non-controlling shareholders have interests in the group entities listed below, however, based on contractual agreements and analysis of the current accounting standards, the Company has control and therefore has the right to consolidate these entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A.	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Bradar Aerolevantamento Ltda	Brazil	25.0%	75.0%

Although the Embraer group holds 51.0% of the entities Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers enumerated in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entity.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

An agreement with Bradar Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all the shares of the non-controlling interests. This option is exercisable at any time and can be transferred to any person, which determines the control of Bradar Aerolevantamento by the Embraer group, despite holding only 25% of its capital.

At June 1, 2016 Embraer and the non-controlling (AVIC Harbin Aviation Industry (Group) Co., and Harbin Hafei Aviation Industry Co., Ltd) confirmed the phase out of their company Harbin Embraer Aircraft Industry Co., Ltd (HEAI) after 13 years of successful manufacturing and delivery of commercial and executive jets in China. The last delivery of its Legacy 650 aircraft occurred last March. Embraer remains fully committed to and will continue to serve the Chinese commercial and executive aircraft markets, providing efficient support to the existing customers and their 166 strong fleet, as well as offering to the market a world class portfolio of products and services, through its Beijing based team and its infrastructure throughout the country.

The financial position of the group entities that have non-controlling interests is summarized below:

	06.30.2016	12.31.2015
	(Unaudited)
Cash and cash equivalent	64.9	87.2
Current assets	227.8	286.7
Non current assets	129.4	134.3
Current liabilities	113.4	141.6
Non current liabilities	15.1	25.7
Noncontrolling interest	93.8	101.9
Revenue	190.4	292.8
Net loss for the period/year	3.2	23.8

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)         Jointly controlled entity

EZ Air Interior Limited is a joint operation between the Embraer group and Zodiac Aerospace and shares with the other members the joint management of the relevant activities of the entities.

The net assets and liabilities of the joint operations are recognized in consolidation in accordance with the rights and obligations assigned to Embraer.

	06.30.2016	12.31.2015
	(Unaudited)
Cash and cash equivalent	1.9	1.8
Current assets	29.0	26.2
Non current assets	5.7	5.1
Current liabilities	19.7	18.5
Non current liabilities	25.0	20.4
Revenue	28.3	31.2
Net loss for the period/year	(2.8)	(3.8)

(iv)          Interests in other companies

On May, 2016 the Company has sold 25% of the share participation Embraer Defesa & Segurança held on AEL Sistemas S.A to its controlling shareholders. This operation occurred by exercising a put option held by Embraer Defesa & Segurança against AEL controlling shareholders. The put option was measured by its fair value and was liquidated in cash, all the fair value fluctuations previously recognized on other comprehensive income was reclassified to the P&L as operating results, and impact on the P&L as a result of this sale was US$ 1.2.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

8.            Related Parties

8.1  Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•         assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) mutual loans to subsidiaries abroad with interest rates compatible with those used by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•         liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on account  of sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

•         amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

8.1.1          June 30, 2016 (Unaudited)

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	51.0	10.9	330.7	413.0	(2.2)	-
Banco Nacional de Desenvolvimento Econômico e Social BNDES	-	130.7	-	401.9	(11.0)	-
Caixa Econômica Federal	255.6	31.2	-	-	16.0	-
Brazilian Air Force	352.4	243.6	-	-	-	(1.7)
Embraer Prev - Sociedade de Previdência Complementar	-	-	-	-	-	(11.2)
Empresa Portuguesa de Defesa EMPORDEF	-	-	-	6.0	-	-
Brazilian Army	-	8.6	-	-	-	0.6
Financiadora de Estudo e Projetos FINEP	-	15.0	-	74.3	(1.3)	-
Telecomunicações Brasileiras S.A. - Telebrás	0.3	159.3	-	-	-	(2.1)
	659.3	599.3	330.7	895.2	1.5	(14.4)

8.1.2       December 31, 2015

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	141.3	2.5	328.7	396.3	4.4	-
Banco Nacional de Desenvolvimento Econômico e Social BNDES	-	154.1	-	386.1	(20.3)	-
Brazilian Air Force	350.4	25.7	-	-	27.3	-
Caixa Econômica Federal	248.1	143.6	-	-	-	(84.9)
Embraer Prev - Sociedade de Previdência Complementar	-	-	-	-	-	(22.6)
Empresa Portuguesa de Defesa EMPORDEF	-	-	-	5.8	-	-
Brazilian Army	4.2	-	-	-	-	(4.6)
Financiadora de Estudo e Projetos FINEP	-	7.2	-	54.3	(2.6)	-
Telecomunicações Brasileiras S.A. - Telebrás	61.4	150.6	-	-	-	21.5
	805.4	483.7	328.7	842.5	8.8	(90.6)

8.1.3       June 30, 2015 (Unaudited)

	Financial	Operating
	Results	Results
Banco do Brasil S.A.	6.7	-
Banco Nacional de Desenvolvimento Econômico e Social BNDES	(7.6)	-
Brazilian Air Force	-	(41.8)
Caixa Econômica Federal	13.2	-
Embraer Prev - Sociedade de Previdência Complementar	-	(12.1)
Brazilian Army	-	2.5
Financiadora de Estudo e Projetos FINEP	(1.4)	-
Telecomunicações Brasileiras S.A. - Telebrás	-	10.3
	10.9	(41.1)

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

8.2  Brazilian Federal Government

Through its direct and indirect interests and on account of holding a "golden share”, the Brazilian Federal Government is a significant shareholder.  At June 30, 2016, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.  Consequently, transactions between Embraer and the Brazilian Federal Government or its agencies meet the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•         a major customer for defense products (through the Brazilian Air Force);a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•         an export credit agency (through the BNDES); and

•          a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

8.3    Remuneration of key management personnel:

	06.30.2016	06.30.2015
	(Unaudited)	(Unaudited)
Short-term benefits (i)	5.0	6.2
Share based payment (ii)	(0.2)	2.1
Labor contract termination	0.2	0.5
	5.0	8.8

(i)       Includes wages, salaries, profit sharing, bonuses and indemnities.

(ii)     As a result of the devaluation of the Company's shares (EMBR3) in the period, the mark to market of virtual shares granted through the Long Term Incentive Plan generated revenue that exceeded expenses incurred in the period with virtual actions and stock options.

Key Management includes members of the statutory Board of Directors and Executive Directors.

9.            Property, Plant and Equipment

There were no significant additions, disposals, impairment or reclassifications of property, plant and equipment during the six months of 2016 as well as changes in the estimated useful lifes and residual values of the assets.

10.          Intangible Assets

Internally developed intangible assets relate to expenditure incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	06.30.2016 (Unaudited)
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	23.7	2,900.2
Additions	178.4	31.2	0.3	5.0	3.0	17.2	-	2.8	237.9
Contributions from suppliers	(98.9)	-	-	-	-	-	-	-	(98.9)
Interest on capitalized assets	5.7	3.0	-	-	-	-	-	-	8.7
Translation adjustments	-	-	-	-	-	-	3.5	-	3.5
At June 30, 2016 (Unaudited)	1,361.3	1,283.1	25.9	41.1	13.1	280.5	19.9	26.5	3,051.4

Acumulated amortization
At December 31, 2015	(923.6)	(377.1)	(25.6)	-	(4.6)	(160.9)	-	(3.0)	(1,494.8)
Amortization	(41.7)	(21.3)	-	-	(0.9)	(10.5)	-	(0.2)	(74.6)
Amortization of contribution from suppliers	10.7	5.9	-	-	-	-	-	-	16.6
Interest on capitalized assets	-	(0.4)	-	-	-	-	-		(0.4)
At June 30, 2016 (Unaudited)	(954.6)	(392.9)	(25.6)	-	(5.5)	(171.4)	-	(3.2)	(1,553.2)

Intangible, net
At December 31, 2015	352.5	871.8	-	36.1	5.5	102.4	16.4	20.7	1,405.4
At June 30, 2016 (Unaudited)	406.7	890.2	0.3	41.1	7.6	109.1	19.9	23.3	1,498.2

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4
Additions	302.5	86.1	-	11.6	-	27.4	-	-	427.6
Contributions from suppliers	(140.0)	-	-	-	-	-	-	-	(140.0)
Translation adjustments	-	-	-	-	(2.0)	-	(21.9)	1.1	(22.8)
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	23.7	2,900.2

Acumulated amortization
At December 31, 2014	(871.6)	(326.4)	(25.6)	-	(5.4)	(143.0)	-	(2.5)	(1,374.5)
Amortization	(71.0)	(65.5)	-	-	-	(17.9)	-	(0.5)	(154.9)
Amortization of contribution from suppliers	19.0	14.8	-	-	-	-	-	-	33.8
Translation adjustments	-	-	-	-	0.8	-	-	-	0.8
At December 31, 2015	(923.6)	(377.1)	(25.6)	-	(4.6)	(160.9)	-	(3.0)	(1,494.8)

Intangible, net
At December 31, 2014	242.0	836.4	-	24.5	6.7	92.9	38.3	20.1	1,260.9
At December 31, 2015	352.5	871.8	-	36.1	5.5	102.4	16.4	20.7	1,405.4

During the six month period ended June 30, 2016, the Company capitalized US$ 8.7 of the interest incurred on financing of intangible assets.

11.          Loans and Financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity	06.30.2016	12.31.2015
					(Unaudited)
Other currencies:
		1.25% to 6.38%	1.25% to 7.42%	2025	2,413.2	2,413.7
Working capital	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	44.9	18.0
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	209.3	206.4
	Euro	1.00% a 3.37%	1.00% a 3.37%	2020	18.5	22.2

Advances on foreign exchange contracts	US$	3.85% to 4.65%	3.85% to 4.65%	2016	7.70	-

Property, plant and equipment	US$	2.13% Libor 1M + 2.44%	2.13% Libor 1M + 2.44%	2030 2035	61.3	62.5

Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.1
					2,755.0	2,722.9
In local currency:
Export Financing	R$	5.50% to 8.00%	5.5% to 8.00%	2017	31.0	76.3

Project development	R$	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	2023 2022	552.1	459.4

Credit Note for Exportation	R$	5.5% to 11.00%	5.5% to 11.00%	2019	331.2	271.2

W orking capital	R$	118.5% of CDI	118.5% of CDI	2016	-	0.7

					914.3	807.6
Total					3,669.3	3,530.5

Current portion					466.3	219.4
Non-current portion					3,203.0	3,311.1

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 in guaranteed notes at 6.375% p.a., due on January 15, 2020. Both operations are fully and unconditionally guaranteed by the Parent Company.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. made an offer to exchange existing bonds maturing in 2017 and 2020 for "New Notes" maturing in 2023. In the case of bonds maturing in 2017 the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696%, maturing on September 16, 2023.

The separate financial statements of Embraer Oversas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% a year.

On February 2013, Embraer S.A. contracted loans of R$ 712.0 million, equivalent to US$ 221.8, in the form of Export Credit Notes for the purpose of investing in export activities and the production of goods for export,   at a fixed rate of 5.50% p.a. At June 30, 2016 the amount still outstanding was R$ 237 million, equivalent to US$ 73.8 million.

On August 2013, Embraer S.A. contracted financing totaling approximately R$ 303.9 million, equivalent to US$ 94.7, at a rate fixed 3.50% per annum, from the Financier of Studies and Projects (Financiadora de Estudos e Projetos – FINEP) for use in the research and new product development program. At June 30, 2016 the Company had received the amount of R$ 246.3 million equivalent to US$ 76.7 million.

On December 2013, Embraer S.A. signed a contract with the BNDES for use in developments projects in the amount of approximately R$ 1.4 billion, equivalent to US$ 439.7, received in full by June 30, 2016.

On June 2015, the Company´s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 1 billion in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the "SEC". This operation is fully and unconditionally guaranteed by the Parent Company.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

In December 2015, Embraer SA contracted loans of R$ 685 million, equivalent to US$ 213.4, at a weighted average rate of 10.96% a year, in the form of Export Credit Notes in order to invest in export and production of goods for export.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At June 30, 2016, the maturities of the long-term financing agreements are as follows:

Year
2017	158.7
2018	298.6
2019	159.0
2020	247.0
After 2020	2,339.7
3,203.0

11.1      Currency analysis

Total debt is denominated in the following currencies:

	06.30.2016	12.31.2015
	(Unaudited)
Loans
US dollar	2,736.5	2,700.7
Brazilian Real	914.3	807.6
Euro	18.5	22.2
	3,669.3	3,530.5

11.2      Interest and guarantees

At June 30, 2016, loans denominated in US dollars (74.6% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.25% p.a. (5.26% p.a. at December 31, 2015).

At June 30, 2016, loans denominated in Reais (24.9% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at June 30, 2016 was 5.69% p.a. (6.43% p.a. at December 31, 2015).

At June 30, 2016, loans demoninated in euros (0.5% of the total) were predominantly subject to fixed charges and weighted average rate of 2.15% pa (1.79% pa at December 31, 2015).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 569.0 as at June 30, 2016 (US$ 471.3 at December 31, 2015) were provided as collateral for loans.

11.3      Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on financing, and transactions with affiliated companies.

 As at June 30, 2016, the Company was in compliance with all the restrictive clauses.

12.          Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities is maintained in Reais and the accounting basis is measured in US dollars (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Based on the expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforwards.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

12.1      Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	06.30.2016	12.31.2015
	(Unaudited)
Temporarily non-deductible provisions	(83.1)	(2.8)
Tax loss carryforwards	21.4	20.5
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(173.9)	(407.1)
Gains not realized from sales of Parent Company to subsidiairies	21.1	19.9
Effect of differences by fixed asset	(35.9)	(36.1)
Differences between basis: account x tax	2.2	(7.2)
Deferred tax assets (liabilities), net	(248.2)	(412.8)

Total deferred tax asset	4.5	4.5
Total deferred tax liability	(252.7)	(417.3)

The changes in deferred income tax that affected profit and loss were as follows:

	Fromthe	Other
	statement of	comprehensive
	income	income	Total
At December 31, 2014	(293.7)	31.4	(262.3)
Temporarily non-deductible provisions	62.1	-	62.1
Tax loss carryforwards	2.6	-	2.6
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(202.4)	-	(202.4)
Provision Gain not realized at sales from Controlling company to subsidiairies	(8.1)	-	(8.1)
Effect of differences by fixed asset	(5.0)	-	(5.0)
Differences between basis: account x tax	14.6	(14.3)	0.3
At December 31, 2015	(429.9)	17.1	(412.8)
Temporarily non-deductible provisions	(80.3)	-	(80.3)
Tax loss carryforwards	0.9	-	0.9
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	233.3	-	233.3
Gains not realized from sales of Parent Company to subsidiairies	1.2	-	1.2
Effect of differences by fixed asset	0.2	-	0.2
Differences between basis: account x tax	6.8	2.5	9.3
At June 30, 2016 (Unaudited)	(267.8)	19.6	(248.2)

12.2      Reconciliation of income tax expense

	06.30.2016	06.30.2015
	(Unaudited)	(Unaudited)
Profit (loss) before taxation	(43.6)	211.5
Income tax and social contribution expense at the nominal Brazilian enacted tax rate - 34%	14.8	(71.9)
Tax on profits of overseas subsidiaries	(0.3)	(0.9)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	233.3	(98.1)
Research and development tax incentives	18.0	26.3
Interest on own capital	5.7	6.7
Fiscal credits (recognized and non recognized) and tax rate	(60.1)	24.8
Other difference between IFRS and fiscal basis	(97.1)	(38.6)
Nondeductible expenses	(68.0)	-
Other	1.8	12.4
	33.3	(67.4)
Income tax and social contribution income (expense) benefit as reported	48.1	(139.3)

Current income tax and social contribution (expense) benefit as reported	(114.0)	(36.1)
Deferred income tax and social contribution income (expense) benefit as reported	162.1	(103.2)

The effective tax rate for the period ended June 30, 2016 was 110.3% as compared to 65.9% at June 30, 2015.

The average effective rate of current income tax and social contribution for the period ended June 30, 2016 was 261.5% as compared to 17.1% at June 30, 2015.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

13.          Financial Guarantees and Residual Value Guarantees

	06.30.2016	12.31.2015
	(Unaudited)
Financial guarantee of residual value	100.7	94.7
Accounts payable (i)	90.1	57.4
Financial guarantee	34.4	40.1
Additional provision (i)	13.9	100.9
	239.1	293.1

Current portion	78.1	161.5
Non-current portion	161.0	131.6

The activity on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2014	61.8	94.4	81.8	-	238.0
Additions	-	-	3.0	114.0	117.0
Disposals	-	-	(40.5)	-	(40.5)
Re-measurement	(9.0)	-	-	-	(9.0)
Reclassifications	-	-	13.1	(13.1)	-
Market value	-	0.3	-	-	0.3
Guarantee amortization	(12.7)	-	-	-	(12.7)
At December 31, 2015	40.1	94.7	57.4	100.9	293.1
Additions	0.1	-	1.2	-	1.3
Disposals	-	-	(43.3)	-	(43.3)
Reversals	-	-	-	(12.2)	(12.2)
Reclassifications	-	-	74.8	(74.8)	-
Market value	-	6.0	-	-	6.0
Guarantee amortization	(5.8)	-	-	-	(5.8)
At June 30, 2016 (Unaudited)	34.4	100.7	90.1	13.9	239.1

(i)         Accounts payable and additional provision:

•                American Airlines - Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines. At June 30, 2016 the obligation assumed in accounts payable was US$ 41.4 (December 31, 2015 – US$ 57.4)

•                Republic Airways Holding - a result of the bankruptcy filing (Chapter 11) of the client occurred in  February 2016, the Company recorded a provision of US$ 100.9 in its financial statement 2015 to cover losses related to their obligations with financial guarantees offered aircraft to financial agents. The negotiations were partially completed and the Company acquired the right to receive assets of the Republic in contrast to obligations accounts payable in the amount of US$ 48.7. Additionally, the Company has additional provision of US$ 13.9 for the portion of the negociation that remains in progress.

14.          Provisions and contingent liabilities

14.1      Provisions

	06.30.2016	12.31.2015
	(Unaudited)
Product warranties (i)	97.5	95.7
Provisions for labor, taxes and civil (ii)	55.4	49.9
Post retirement benefits	33.3	26.8
Taxes	23.2	16.9
Environmental provision	1.0	1.7
Provision for penalties (iii)	200.0	-
Other	10.8	13.6
	421.2	204.6

Current portion	298.8	95.7
Non-current portion	122.4	108.9

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)         Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.

(ii)           Provisions for labor, tax or civil contingencies, as shown in the table below Note 14.1.1.

(iii)         The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. In May 2015, the Company has begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. In 2016, the negotiations with the U.S. authorities for the settlement of the allegations of non-compliance with the FCPA have significantly progressed, to the point that Embraer recognized a US$ 200 million loss contingency in the quarter ended June 30, 2016, reflecting the likely outcome of this matter. The amount of the contingency is an estimate and has not been finally determined.

In addition to the monetary consequences, a final settlement with the DOJ and the SEC is likely to include: (1) a deferred prosecution agreement (DPA), under which the prosecution of criminal charges against Embraer will be deferred for the term of the DPA, and dismissed upon the expiration of the term of the DPA, and (2) an imposition of an independent monitor to assess the Company's compliance with the terms of any agreement that may be reached with the U.S. authorities. These may not be the only non-monetary consequences contained in any final settlement. The negotiations with the U.S. authorities are ongoing and thus subject to change. There is no assurance that Embraer will ultimately reach a final settlement of these matters with the U.S. government agencies.

Related proceedings and developments in other countries are ongoing and could result in additional fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

The Company will continue to cooperate with the governmental authorities, as circumstances may require.

In light of the internal investigation, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department; the appointment of a Chief Compliance Officer reporting to Embraer’s general counsel, which, for these matters, reports directly to the Risk and Audit Committee of the Board of Directors; the development of a program to monitor engagement of and payments to third parties; improvements to compliance policies, procedure and controls; the enhancement of anonymous and other reporting channels; and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

14.1.1   Labor, tax and civil provisions

	06.30.2016	12.31.2015
	(Unaudited)
Tax related
PIS and COFINS (i)	12.2	16.3
Social security contributions (ii)	8.7	6.8
ICMS (iii)	4.4	3.3
FUNDAF (iv)	3.9	3.1
Import taxes (v)	1.9	1.5
Others	0.5	0.4
	31.6	31.4
Labor related
Plurimas 461/1379 (vi)	9.6	7.0
Reintegration (vii)	3.6	2.3
Indemnity (viii)	1.9	1.7
Third parties	0.5	0.3
Others	7.8	5.3
	23.4	16.6
Civil related
Indemnity (ix)	0.4	1.9
	0.4	1.9
	55.4	49.9

Current portion	24.1	20.0
Non-current portion	31.3	29.9

(i)      The Company calculated credits on the contributions related to PIS and COFINS in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.

(ii)     The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also notified to pay work-related environmental risk allowances. This dispute resulted in a favorable decision for the Company, which now awaits a pronouncement by the Treasury.

(iii)    The Company is contesting in the administrative sphere the Deficiency and Penalty Notice (Auto de Infração e Imposição de Multa - AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, on the understanding that the services to which the AIIM refers are not subject to ICMS. There has been no decision to date in respect of the Company’s motion to deny.

(iv)    In March 2005, a Deficiency and Penalty Notice (AIIM) was filed against the Company, demanding payment of the Treasury Management Modernization Fund (Fundo de Modernização da Administração Fazendária - FUNDAF) contribution. As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.

(v)     Two Deficiency and Penalty Notices issued against the Company involving the drawback regime. The first was filed due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences in relation to the tax classification of certain products. Both disputes are running in the courts and are respectively, in the Special Appeal analysis phase in the Federal Supreme Court - STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the Federal Regional Court - TRF (Tribunal Regional Federal).

(vi)    Refers to claims for backdated salary increases and productivity payments, brought by former employees.

(vii)   Suits brought by former employees claiming reinstatement with the Company for various reasons.

(viii)  Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.

(ix)  Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.24 of the December 31, 2015 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environment provision	Provision for penalties	Other	Total
At December 31, 2014	87.3	41.2	80.4	25.3	4.3	-	10.0	248.5
Additions	84.4	(4.7)	14.1	1.0	1.0	-	5.0	100.8
Interest	-	3.1	4.7	-	-	-	-	7.8
Reclassifications	-	-	0.1	-	-	-	-	0.1
Used/payments	(53.9)	(1.1)	(21.5)	(10.0)	-	-	(3.0)	(89.5)
Reversals	(22.3)	-	(11.5)	-	(2.0)	-	-	(35.8)
Translation adjustments	0.2	(11.7)	(16.4)	0.6	(1.6)	-	1.6	(27.3)
At December 31, 2015	95.7	26.8	49.9	16.9	1.7	-	13.6	204.6
Additions	19.2	-	2.8	6.0	-	200.0	2.0	230.0
Interest	-	1.6	2.2	-	-	-	-	3.8
Used/payments	(15.0)	-	(1.5)	-	-	-	(5.0)	(21.5)
Reversals	(2.6)	-	(4.0)	-	(1.0)	-	-	(7.6)
Translation adjustments	0.2	4.9	6.0	0.3	0.3	-	0.2	11.9
At June 30, 2016 (Unaudited)	97.5	33.3	55.4	23.2	1.0	200.0	10.8	421.2

14.2      Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. All the Company’s contingent liabilities are listed below:

•    The administrative dispute regarding the tax assessment which addresses the accounting for and recognition of compensation in the Administrative Appeals Council, related Income Tax and Social Contribution is ongoing. The total amount at June 30, 2016 is US$ 36.4 (US$ 27.6 at December 31, 2015).

•       The Company has contingent liabilities amounting to US$ 15.8 at June 30, 2016 related to labor suits (US$ 10.2 on December 31, 2015).

15.          Financial Instruments

15.1      Financial instruments by category

	06.30.2016 (Unaudited)
	Note	Loans and receivables	Measured at fair value through profit or loss	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	-	1,223.2	-	-	1,223.2
Financial investments	4	-	1,072.2	760.6	-	1,832.8
Collateralized accounts receivable		370.9	-	-	-	370.9
Trade accounts receivable, net		824.1	-	-	-	824.1
Customer and commercial financing		41.0	-	-	-	41.0
Derivative financial instruments	5	-	30.5	-	-	30.5
		1.236.0	2,325.9	760.6	-	4,322.5
Liabilities
Loans and financing	11	-	816.6	-	2,852.6	3,669.2
Trade accounts payable and others liabilities		-	10.5	-	1,812.3	1,822.8
Financial guarantee of residual value	13	-	100.7	-	138.4	239.1
Financing lease	11	-	-	-	0.1	0.1
Derivative financial instruments	5	-	3.1	-	-	3.1
		-	930.9	-	4,803.4	5,734.3

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

		12.31.2015
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	3	-	2,165.5	-	-	-	2,165.5
Financial investments	4	-	622.5	2.0	747.7	-	1,372.2
Collateralized accounts receivable		408.0	-	-	-	-	408.0
Trade accounts receivable, net		783.4	-	-	-	-	783.4
Customer and commercial financing		56.2	-	-	-	-	56.2
Derivative financial instruments	5	-	14.4	-	-	-	14.4
		1.247.6	2,802.4	2.0	747.7	-	4,799.7
Liabilities
Loans and financing	11	-	483.9	-	-	3,046.5	3,530.4
Trade accounts payable and others liabilities		-	9.8	-	-	1,740.6	1,750.4
Financial guarantee of residual value	13	-	94.7	-	-	198.4	293.1
Financing lease	11	-	-	-	-	0.1	0.1
Derivative financial instruments	5	-	12.3	-	-	-	12.3
		-	600.7	-	-	4,985.6	5,586.3

15.2      Fair value of financial instruments

The fair value of the Company's financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The carrying amounts of cash, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers "fair value" to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

  Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

  Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

  Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table lists the Company's financial assets and liabilities by level within the fair value hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

		06.30.2016 (Unaudited)
	Note	Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	204.8	1,018.4	-	1,223.2	-	1,223.2	1,223.2
Financial Investiments	4	0.2	1,072.0	-	1,072.2	760.6	1,832.8	1,832.8
Collateralized accounts receivable		-	-	-	-	370.9	370.9	370.9
Trade accounts receivable, net		-	-	-	-	824.1	824.1	824.1
Customer and commercial financing		-	-	-	-	41.0	41.0	41.0
Derivative financial instruments	5	-	30.5	-	30.5	-	30.5	30.5
		205.0	2,120.9	-	2,325.9	1,996.6	4,322.5	4,322.5
Liabilities
Loans and financing	11	-	816.6	-	816.6	2,852.6	3,999.2	3,669.2
Trade accounts payable and others liabilities		10.5	-	-	10.5	1,812.3	1,822.8	1,822.8
Financial guarantee and of residual value	13	-	-	100.7	100.7	138.4	239.1	239.1
Capital lease	11	-	-	-	-	0.1	0.1	0.1
Derivative financial instruments	5	-	3.1	-	3.1	-	3.1	3.1
		10.5	819.7	100.7	930.9	4,803.4	6,064.3	5,734.3

	12.31.2015
	Note	Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	3	379.6	1,785.9	-	2,165.5	-	2,165.5	2,165.5
Financial investments	4	0.1	622.4	-	622.5	749.7	1,372.2	1,372.2
Collateralized accounts receivable		-	-	-	-	408.0	408.0	408.0
Trade accounts receivable, net		-	-	-	-	783.4	783.4	783.4
Customer and commercial financing		-	-	-	-	56.2	56.2	56.2
Derivative financial instruments	5	-	14.4	-	14.4	-	14.4	14.4
		379.7	2,422.7	-	2,802.4	1,997.3	4,799.7	4,799.7
Liabilities
Loans and financing	11	-	483.9	-	483.9	3,046.5	3,669.8	3,530.4
Trade accounts payable and others liabilities		9.8	-	-	9.8	1,740.6	1,750.4	1,750.4
Financial guarantee and of residual value	13	-	-	94.7	94.7	198.4	293.1	293.1
Capital lease	11	-	-	-	-	0.1	0.1	0.1
Derivative financial instruments	5	-	12.3	-	12.3	-	12.3	12.3
		9.8	496.2	94.7	600.7	4,985.6	5,725.7	5,586.3

Fair value of liabilities measurement using significant unobservable inputs (level 3)

At December 31,2014	94.4
Market value	0.3
At December 31,2015	94.7
Market value	6.0
At June 30, 2016 (Unaudited)	100.7

15.3      Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of mapping the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company's risk management policy is part of the financial management policy established by the Executive Directors and approved by to the Board of Directors, and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company's operations and when it is considered necessary to support the corporate strategy. The Company's internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company's operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

15.3.1    Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company’s capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

At June 30, 2016, cash and cash equivalents was lower than the Company’s financial indebtedness by US$ 613.3 and at December 31, 2015 cash and cash equivalents and financial investments exceed the Company’s financial indebtedness by US$ 7.2.

Of the total financial indebtedness as of June 30, 2016, 12.7% was short-term (6.8% at December 31, 2015) and the average weighted term was equivalent to 5.7 years (6.2 years at December 31, 2015). The Company's own capital accounted for 32,0% of the total liabilities at June 30, 2016 and 32.9% at December 31, 2015.

15.3.2    Credit risk

Credit risk is the risk of a transaction negotiated between counterparties not meeting an obligation established in a financial instrument, or in negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

  Financial investments

The credit risk of cash and financial investments, which is managed by the Company’s Financial Department, is in compliance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to minimize concentration of risks and mitigate financial losses due to the bankruptcy of a counterparty. The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

  Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services and customer credit ratings are analyzed continuously in order to reduce this risk. The Company may also be subject to credit risk on accounts receivable from aircraft sales until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover possible losses on doubtful accounts, the Company has recorded an allowance considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

a)     Credit risk for counterparty with external assessment

	06.30.2016	12.31.2015
	(Unaudited)
Cash and cash equivalents	1,223.2	2,165.5
Financial investments	1,832.8	1,372.2
Derivative financial instruments	30.5	14.4
Total	3,086.5	3,552.1

Based on external appraisal:
AAA	38.8	1,975.3
AA	1,881.1	163.9
A	940.2	559.6
BBB	210.4	765.4
BB	15.7	87.7
N/A	0.3	0.2
Total	3,086.5	3,552.1

N/A – Not available: no observable input to credit assessment

b)        Credit risk for counterparties without external evaluation

	06.30.2016	12.31.2015
	(Unaudited)
Collateralized accounts receivable	370.9	408.0
Trade accounts receivable, net	824.1	783.4
Customer and commercial financing	41.0	56.2
Total	1,236.0	1,247.6

Based on internal appraisal:
Group 1	0.5	4.0
Group 2	87.8	87.6
Group 3	1,147.7	1,156.0
Total	1,236.0	1,247.6

Group 1 : New customers (less than one year)
Group 2 : Customers (more than one year) impaired
Group 3 : Customers (more than one year) not impaired

15.3.3    Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in dollars and reais, based on contracts for future disbursements and receipts, and monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table provides additional information related to authorization of undiscounted contractual obligations and commercial commitments and their respective maturities:

		Less than one	One to three	Three to five	More than
	Cash Flow	year	years	years	five years

At June 30, 2016 (Unaudited)
Loans and financing	4,796.8	693.5	906.5	607.7	2,589.1
Suppliers	1,068.2	1,068.2	-	-	-
Recourse and non recourse debt	386.1	17.3	24.9	337.4	6.5
Financial guarantees	239.1	78.1	38.5	20.5	102.0
Other liabilities	250.9	4.1	87.7	109.0	50.1
Capital lease	0.1	-	0.1	-	-
Total	6,741.2	1,861.2	1,057.7	1,074.6	2,747.7

At December 31, 2015
Loans and financing	4,740.1	377.9	983.3	580.3	2,798.6
Suppliers	1,034.9	1,034.9	-	-	-
Recourse and non recourse debt	384.8	10.1	29.4	338.5	6.8
Financial guarantees	293.1	161.5	41.8	17.7	72.1
Other liabilities	266.0	3.4	120.2	85.8	56.6
Capital lease	0.1	-	0.1	-	-
Total	6,719.0	1,587.8	1,174.8	1,022.3	2,934.1

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

15.3.4    Market risk

a)         Interest rate risk

This risk arises from the possibility of the Company incurring losses on account of interest rate fluctuations that increase the financial expense of liabilities subject to floating interest rates, reducing the income on assets subject to floating rates and / or fluctuations in fair value when calculating the price of assets or liabilities marked to market at fixed rates.

The lines of the Financial Statements most affected by interest risks are:

•         Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•         Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At June 30, 2016, the Company's cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,127.8	36.90%	1,928.2	63.10%	3,056.0	100.00%

Loans and financing	3,340.0	91.03%	329.3	8.97%	3,669.3	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,127.9	36.91%	1,928.2	63.09%	3,056.1	100.00%

Loans and financing	2,491.8	67.91%	1,177.5	32.09%	3,669.3	100.00%

At June 30, 2016, the Company's cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,928.2	100.00%	1,928.2	100.00%
CDI	583.5	30.26%	583.5	30.26%
Libor	1,344.7	69.74%	1,344.7	69.74%

Loans and financing	329.3	100.00%	1,177.5	100.00%
TJLP	22.2	6.74%	22.2	1.89%
Libor	307.1	93.26%	303.6	25.78%
CDI	-	0.00%	851.7	72.33%

b)        Foreign exchange rate risk

The Company's functional currency is the US dollar.

Consequently, the Company's operations which are most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs denominated in Reais.

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company’s profit or loss.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 5).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Without the effect of		With the effect of
	derivative transactions		derivative transactions
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
	(Unaudited)		(Unaudited)
Loans and financing
Brazilian reais	914.3	807.6	914.3	807.6
U.S. dollars	2,736.5	2,700.7	2,736.5	2,700.7
Euro	18.5	22.2	18.5	22.2
	3,669.3	3,530.5	3,669.3	3,530.5
Trade accounts payable
Brazilian reais	60.2	83.9	60.2	83.9
U.S. dollars	923.0	842.8	923.0	842.8
Euro	84.0	102.3	84.0	102.3
Other currencies	1.0	5.9	1.0	5.9
	1,068.2	1,034.9	1,068.2	1,034.9
Total (1)	4,737.5	4,565.4	4,737.5	4,565.4

Cash and cash equivalents and
financial investments
Brazilian reais	1,276.6	1,015.9	1,276.6	1,015.9
U.S. dollars	1,680.9	2,414.8	1,680.9	2,414.8
Euro	25.0	16.0	25.0	16.0
Other currencies	73.5	91.0	73.5	91.0
	3,056.0	3,537.7	3,056.0	3,537.7

Trade accounts receivable:
Brazilian reais	93.9	65.8	93.9	65.8
U.S. dollars	612.6	617.8	612.6	617.8
Euro	117.5	98.7	117.5	98.7
Other currencies	0.1	1.1	0.1	1.1
	824.1	783.4	824.1	783.4
Total (2)	3,880.1	4,321.1	3,880.1	4,321.1

Net exposure (1 - 2):
Brazilian reais	(396.0)	(190.2)	(396.0)	(190.2)
U.S. dollars	1,366.0	510.9	1,366.0	510.9
Euro	(40.0)	9.8	(40.0)	9.8
Other currencies	(72.6)	(86.2)	(72.6)	(86.2)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. They are used to minimize exposure in the currencies presented.

15.4                Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at June 30, 2016, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

15.4.1    Methodology

Assuming that the balances remain constant, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Evaluation of the amounts exposed to interest rate risk considers only the risks for the financial statement. Operations subject to prefixed interest rates were not included. The probable scenario is based on the Company's estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of the reporting date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the reporting date.

15.4.2    Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2016	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Cash equivalents and financial investments	CDI	583.5	(41.3)	(20.7)	(0.1)	20.5	41.0
Net impact	CDI	583.5	(41.3)	(20.7)	(0.1)	20.5	41.0

Cash equivalents and financial investments	LIBOR	1,344.7	(6.2)	(3.2)	(0.1)	3.0	6.1
Loans and financing	LIBOR	307.1	1.4	0.7	-	(0.7)	(1.4)
Net impact	LIBOR	1,037.6	(4.8)	(2.5)	(0.1)	2.3	4.7

Loans and financing	TJLP	22.2	0.8	0.4	-	(0.4)	(0.8)
Net impact	TJLP	(22.2)	0.8	0.4	-	(0.4)	(0.8)

Rates considered	CDI	14.13%	7.05%	10.58%	14.11%	17.63%	21.16%
Rates considered	LIBOR	0.92%	0.46%	0.69%	0.92%	1.15%	1.38%
Rates considered	TJLP	7.50%	3.75%	5.63%	7.50%	9.38%	11.25%
(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2016

15.4.3    Foreign exchange risk factor

		Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2016	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Assets		1,741.2	800.0	329.4	(141.2)	(611.8)	(1,082.4)
	BRL
Cash, cash equivalents and financial investments		1,276.6	586.5	241.5	(103.5)	(448.6)	(793.6)
Other assets	BRL	464.6	213.5	87.9	(37.7)	(163.2)	(288.8)

Liabilities		1,775.3	(815.7)	(335.9)	143.9	623.8	1,103.6
Loans and financing	BRL	914.3	(420.1)	(173.0)	74.1	321.3	568.4
Other liabilities	BRL	861.0	(395.6)	(162.9)	69.8	302.5	535.2
Net impact		(34.1)	(15.7)	(6.5)	2.7	12.0	21.2
Exchange rate considered		3.2098	1.7350	2.6025	3.4700	4.3375	5.2050

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2016

15.4.4    Derivative contracts

		Additional variations in book balances (*)
	Risk factor	Amounts exposed at 06.30.2016	-50%	-25%	Probable scenario	+25%	+50%
		(Unaudited)
Interest swap	LIBOR	2.1	0.1	-	-	(0.1)	(0.1)
Interest swap - fair value hedge	CDI	14.0	46.8	22.2	0.1	(20.0)	(38.2)
Interest swap	CDI	(0.3)	2.0	1.0	-	(0.9)	(1.8)
Hedge designated as cash flow	US$/R$	12.7	130.7	63.6	(8.4)	(17.8)	(28.7)
Foreign Exchange option	EUR/US$	(0.9)	(18.8)	(6.0)	0.4	4.2	6.8
Other derivatives	CDI	(0.2)	(0.1)	0.1	14.8	0.3	0.5
Total		27.4	160.7	80.9	6.9	(34.3)	(61.5)

Rate considered	LIBOR	0.92%	0.46%	0.69%	0.92%	1.15%	1.38%
Rate considered	CDI	14.13%	7.05%	10.58%	14.11%	17.63%	21.16%
Rate considered	US$/R$	3.2098	1.7350	2.6025	3.4700	4.3375	5.2050
Rate considered	EUR/US$	1.11	0.54	0.81	1.08	1.35	1.62

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 06.30.2016

15.4.5    Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company's expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

		Additional variations in book balances
	Am ounts exposed at 06.30.2016	-50%	-25%	Probable scenario	+25%	+50%
	(Unaudited)
Financial guarantee of residual value	100.7	(168.6)	(117.7)	(0.7)	67.7	79.1
Total	100.7	(168.6)	(117.7)	(0.7)	67.7	79.1

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

16.          Shareholders' equity

16.1        Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company's subscribed and paid up capital at June 30, 2016 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 5,726,350 shares were held in Treasury.

16.2        Brazilian Government Golden Share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company's name or its corporate objective;

II - Alteration and/or application of the Company's logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of control of the Company's stock control; and

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

16.3        Treasury Shares

Common shares acquired by April 4, 2008, using resources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 5.726,350 common shares and US$ 48.3 as of June 30, 2016. These shares lose voting and economic rights during the period in which they are held in Treasury.

			Share value	Net income of
	USD	Quantity	(USD)	uses
In the beggining of the year (i)	38.4	3,513,740	10.94	-
Used for stock options plan (ii)	(5.9)	(549,890)	10.73	4.5
Repurchase of shares in the period (iii)	15.8	2,762,500	5.72	-
At June 30, 2016 (Unaudited)	48.3	5,726,350	8.44	4.5

(i)      Common shares acquired until April 4, 2008, in the amount of US$ 38.4, using the resources of the reserve for investments and working capital, according to the rules approved by the Staturory Board of Directors.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)     The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

(iii)    Refers to repurchases of shares on the period with the objective of supporting the "stock option Executive Remuneration Program". The repurchase were done according to rules approved by the Board of Directors, and the lowest and highest prices were US$ 5.0 and US$ 6.7 respectively.

 At June 30, 2016, the market value of the shares held in Treasury was US$ 31.1 (December 31, 2015 - US$ 25.9).

16.4        Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government subsidies received by the Company, which cannot be distributed to shareholders in the form of dividends, recognized in the statements of income in the same line as the investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

16.5        Interest on own capital

Interest on own capital is allocated to dividends and approved by the Statutory Board of Directors as follows:

•            In meeting held on March 10, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2016 in the amount of US$ 8.3, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%.  The payment was made on April 14, 2016.

•            In meeting held on June 09, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2016 in the amount of US$ 9.2, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax.  The payment was made on July 14, 2016.

Interest on own capital approved or paid during the ínterim periods is treated as an advance on the mandatory dividends and is adjusted in the last quarter of the year to total a 25% participation in the company’s results in accordance with the bylaws.

17.          Share-based compensation

In February 2014, the Board of Directors approved the revision of the Executive Remuneration Policy (ERP), applicable to all executive officers and other Company executives. The elements of executive compensation include the Long Term Incentive (LTI) main objectives of which are (i) to maintain and attract highly qualified personnel for the Company, (ii) assure people that can contribute to improving the Company’s performance of the right to participate in the results of their contribution, (iii) in addition to ensuring the continuity of the Company's management by aligning the interests of executives with those of shareholders. The Company currently has two LTI modes: stock options and virtual shares.

17.1        Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries, who may exercise their right in two ways: grants awarded to 2011: I) 20% after 1 year, II) 30% after 2 years and III) 50% after 3 years; and grants awarded from 2012: I) 33% after 3 years, II) 33% after 4 years and III) 34% after 5 years, all in relation to the grant date of each option.

The exercise price of each option is set on the grant date at the weighted average stock option price of the last sixty trading days, and may be adjusted by up to 30% to offset any speculation. The participant will have a maximum exercise period of five years for option granted to 2011 and seven years for the others, starting from the grant date.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

The grants awarded are summarized below:

	06.30.2016 in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	Weighted average exercise Price (R$)
Grants on January 23, 2012	4,860.000	(1,827.410)	(630.000)	2,402.590	964.390	11.50
Grants on March 20, 2013	4,494.000	(272.500)	(609.000)	3,612.500	1,009.550	15.71
As of June 30, 2016 (Unaudited)	9,354.000	(2,099.910)	(1,239.000)	6,015.090	1,973.940

 (i) The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

17.2        Phantom shares plan

The new model is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company's shareholders.

The value of the LTI will be converted at the average price of the Company's shares considering the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares.

The Company will pay the LTI by converting the quantity of virtual shares into Reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•       restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•       Virtual performance AP: 100% on the third anniversary of the grant date, provided the economic value added  - EVA accumulated in the three preceding years is positive.

The amounts resulting from conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)

Grants on February 25, 2014	1,570.698	13.0	1,078.787	19,332
Grants on March 03, 2015	1,237.090	10.4	475.949	8,529
Grants on March 10, 2016	1,095.720	8.5	108.446	1,943
Grants on June 06, 2016	24.776	0.1	613	11
At June 30,2016 (Unaudited)	3,928.284	32.0	1,663.795	29,815

(i)         Performance shares until June 30, 2016 considering the plan's vesting period.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

18.          Earnings per Share

18.1      Basic

            Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	06.30.2016	06.30.2015
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	4.5	67.6
	4.5	67.6

W eighted average number of shares (in thousands)	729,848	728,873

Basic earnings per share - U.S. dollars	0.0062	0.0927

18.2   Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares, for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company's share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued, assuming the exercise of share purchase options.

	06.30.2016	06.30.2015
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	4.5	67.6
	4.5	67.6
Weighted average number of shares (in thousands)	729,848	728,873
Dilution for the issuance of stock options (in thousands) (i)	2,434	3,395
Weighted average number of shares (in thousands) - diluted	732,282	732,268
Diluted earnings per share - U.S. dollars	0.0062	0.0924

    (i) Refers to the effect of potentially dilutive shares for June 30, 2016.

At June 30, 2016, there were no anti-dilutive effects.

19.          Responsibilities and Commitments

19.1        Trade-ins

The Company has offered 25 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact.

19.2        Leases

In the Parent Company the operating leases refer to telephone and computer equipment and in the subsidiaries, to operating leases for buildings and land, machinery, vehicles and computer equipment. At June 30, 2016 the amounts recognized totaled US$ 9.0, at June 30, 2015 US$ 8.1. These leases expire at various dates through 2038.

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

At June 30, 2016, the Company has operating leases with payments scheduled as follows:

Year
2016	6.7
2017	9.0
2018	5.7
2019	3.8
After 2019	20.3
Total	45.5

19.3        Financial Guarantees

The table below provides quantitative data on the Company's financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	06.30.2016	12.31.2015
	(Unaudited)
Maximum financial guarantees	271.2	375.9
Maximum residual value guarantees	299.6	300.6
Mutually exclusive exposure (i)	(70.9)	(107.4)
Provisions and liabilities recorded (Note 13)	(135.1)	(134.8)
Off-balance sheet exposure	364.8	434.3
Estimated proceeds from financial guarantees and underlying assets	566.4	559.6

(i)        When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

20.          Suplemental Cash Flow information

20.1        Payments made during the period and transactions not affecting cash and cash equivalents

	06.30.2016	06.30.2015
	(Unaudited)	(Unaudited)
Payments made during the period:
Interest	89.7	31.6
Income tax and social contribution	116.2	13.4

Non-cash financing and investing transactions
Additions to property, plant and equipment, with transfer to inventory-aircraft	4.7	(3.1)
Disposals property, plant and equipment for providing for the sale of inventory	(6.3)	0.7

21.          Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker. There was no change in the segments presented regarding those disclosed in the consolidated financial statements of December 31, 2015 and for the period ended at June 30, 2016 the Company highlighted in the Unallocated provision for penalties recognized in operating income (Note 14.1).

Embraer S.A.

Notes to the Condensed Consolidated Interim Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statement of income data by operating segment for the six-month ended June 30, 2016 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	1,568.3	398.7	694.5	13.9	-	2,675.4
Cost of sales and services	(1,203.3)	(331.6)	(584.1)	(11.3)	-	(2,130.3)
Gross profit	365.0	67.1	110.4	2.6	-	545.1
Gross profit %	23.3%	16.8%	15.9%	18.7%		20.4%

Operating income (expense)	(185.5)	(58.0)	(141.7)	(1.6)	(200.0)	(586.8)
Operating profit before financial income (expense)	179.5	9.1	(31.3)	1.0	(200.0)	(41.7)

Financial income (expense), net					4.5	4.5
Foreign exchange gain (loss), net					(6.4)	(6.4)
Loss before taxes on income						(43.6)

Income tax expense					48.1	48.1
Net income						4.5

Revenue by geographic area for the six–month ended June 30, 2016 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,073.0	100.2	402.4	11.4	1,587.0
Europe	115.5	55.0	116.0	0.6	287.1
Asia Pacific	285.2	16.4	87.4	-	389.0
Latin America, except Brazil	43.9	8.3	66.0	-	118.2
Brazil	32.2	210.0	20.8	1.9	264.9
Other	18.5	8.8	1.9	-	29.2
Total	1,568.3	398.7	694.5	13.9	2,675.4

Statement of income data by operating segment for the six-month ended June 30, 2015 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	1,545.0	429.8	570.6	23.7	-	2,569.1
Cost of sales and services	(1,170.9)	(431.3)	(420.2)	(9.7)	-	(2,032.1)
Gross profit	374.1	(1.5)	150.4	14.0	-	537.0
Gross profit %	24.2%	-0.3%	26.4%	59.1%		20.9%

Operating income (expense)	(177.3)	(60.5)	(114.5)	(2.9)	-	(355.2)
Operating profit before financial income (expense)	196.8	(62.0)	35.9	11.1	-	181.8

Financial income (expense), net	-	-	-	-	(14.6)	(14.6)
Foreign exchange gain (loss), net	-	-	-	-	44.3	44.3
Profit before taxes on income						211.5

Income tax expense	-	-	-	-	(139.3)	(139.3)
Net income						72.2

Revenue by geographic area for the six–month ended June 30, 2015 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,205.1	87.5	367.8	16.7	1,677.1
Europe	88.8	36.0	91.0	2.9	218.7
Asia Pacific	62.3	12.8	59.2	-	134.3
Latin America, except Brazil	78.8	7.6	31.8	-	118.2
Brazil	90.4	279.4	18.4	4.1	392.3
Other	19.6	6.5	2.4	-	28.5
Total	1,545.0	429.8	570.6	23.7	2,569.1

August 17, 2016

Embraer S.A.

São José dos Campos - Brazil

Re: Registration Statement No. 333-195376

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated August 17, 2016 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores Independentes

São José dos Campos - Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer